

02003469

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAR 0 5 2002

SEC FILE NUMBER
8- 44770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merrion Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	New Jersey	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — 212-509-7800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name — *if individual, state last, first, middle name*)

15 Essex Road	Paramus	New Jersey	07652
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Wigton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrion Group, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

WB Wigton
Signature

Managing Director
Title

Elizabeth G. Murray
Notary Public
ELIZABETH G. MURRAY
A Notary Public Of New Jersey
My Commission Expires Dec. 12, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERRION GROUP, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
15 ESSEX ROAD • PARAMUS, NJ 07652-1412
(201) 712 9800 • FAX (201) 712 0988

INDEPENDENT AUDITORS' REPORT

To the Members of
Merrion Group, LLC

We have audited the accompanying statement of financial condition of Merrion Group, LLC as of December 31, 2001, and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Group, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

February 5, 2002

MERRION GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 49,075
Due from broker	939,702
Securities, at market	222,610
Office furniture and equipment (net of accumulated depreciation of $18,961)	58,490
Other assets	52,768
	$ 1,322,645

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 49,419
Due to affiliate	45,000
Total liabilities	94,419
Members' equity	1,228,226
	$ 1,322,645

See accompanying notes to financial statements.

MERRION GROUP, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 1,818,767
Net loss on securities transactions	(5,280,164)
Interest and dividends	183,748
Other	45,198
	(3,232,451)
Expenses	
Employee compensation, benefits and related expenses	539,414
Commissions	231,262
Interest	356,127
Clearing fees	401,360
Professional fees	81,468
Rent	60,000
Telephone and communications	26,335
Market data	160,660
Other operating expenses	189,210
	2,045,836
Net loss	$ (5,278,287)

See accompanying notes to financial statements.

MERRION GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

Members' equity, January 1, 2001	$ 8,106,513
Net loss	(5,278,287)
Members' distributions	(1,600,000)
Members' equity, December 31, 2001	$ 1,228,226

See accompanying notes to financial statements.

MERRION GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net loss	$ (5,278,287)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	13,038
(Increase) decrease in operating assets	
Due from / to broker	(7,077,945)
Securities, at market	13,977,390
Other assets	3,372
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	8,251
Due to affiliate	(20,000)
Net cash provided by operating activities	1,625,819
Cash flows from investing activities	
Purchase of office furniture and equipment	(30,673)
Cash flows from financing activities	
Members' distributions	(1,600,000)
Net decrease in cash and cash equivalents	(4,854)
Cash and cash equivalents, beginning of year	53,929
Cash and cash equivalents, end of year	$ 49,075
Supplementary cash flow information	
Interest paid	$ 356,127

See accompanying notes to financial statements.

MERRION GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

1. Organization

Merrion Group, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities Exchange Commission and a member of the National Association of Securities Dealers, Inc.

All transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. Significant Accounting Policies

Securities

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers amounts of all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful lives, which are as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Depreciation expense was $13,038 for the year ended December 31, 2001.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss on their income tax returns.

2. Significant Accounting Policies (Continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had excess net capital of approximately $973,000 which was approximately $873,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. Financial Instruments and Concentration of Credit Risk

The Company is engaged in various brokerage activities whose counterparties include customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss.

A substantial portion of the Company's assets are in the custody of the clearing broker.

5. Lease Commitments - Related Party

At December 31, 2001, the Company was leasing office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $60,000 for the year ended December 31, 2001, while leases payable to the affiliate were $45,000 at December 31, 2001.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

MERRION GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

MERRION GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

Members' equity (net capital)	$ 1,228,226
Deductions and/or charges:	
Non-allowable assets:	
Fixed assets	58,490
Other assets	52,768
Total non-allowable assets	111,258
Net capital before haircuts on securities position and undue concentration	1,116,968
Haircut on securities positions	(33,392)
Undue concentration	(10,455)
Net capital	1,073,121
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 973,121
Aggregate indebtedness – total liabilities	$ 94,419
Ratio of aggregate indebtedness to net capital	.09 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2001.

REPORT OF INDEPENDENT ACCOUNTANTS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

ODMD

O'CONNOR DAVIES MUNNS & DOBBINS, LLP
ACCOUNTANTS AND CONSULTANTS
15 ESSEX ROAD • PARAMUS, NJ 07652-1412
(201) 712 9800 • FAX (201) 712 0988

To the Members
of Merrion Group, LLC

In planning and performing our audit of the financial statements of Merrion Group, LLC (the Company) for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 5, 2002